EXHIBIT 99.1

Endeavour Silver Produces 4,471,824 Oz Silver and 39,047 Oz Gold (7.6 Million Silver Equivalent Oz) in 2024; Improved Fourth Quarter Production Delivers on Updated Annual Guidance

VANCOUVER, British Columbia, Jan. 09, 2025 (GLOBE NEWSWIRE) --  Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports full year 2024 production of 4,471,824 silver ounces (“oz”) and 39,047 gold oz, for silver equivalent(1) (“AgEq”) production of 7.6 million oz. Fourth quarter production was 824,529 silver oz and 9,075 gold oz for 1.6 million AgEq oz.

"After operating at reduced capacity due to the Guanaceví trunnion failure in August, and subsequently resuming full capacity in December, we are satisfied with our production performance in Q4 and producing at the top range of our updated production guidance," said Dan Dickson, Chief Executive Officer. "The team demonstrated exceptional diligence and commitment throughout the 15 week recovery period, ensuring the timely fabrication and installation of the trunnion while maintaining seamless operations and bringing Guanaceví’s plant back to its historical levels of 1,200 tonnes per day."

Q4 2024 Overview

  Production At Higher End of Updated Guidance: Lower Guanaceví production from August to December due to a trunnion failure of the primary ball mill (see news release from December 17, 2024). Production resumed to full capacity in December and Q4 2024 production amounted to 718,797 silver ounces and 2,622 gold ounces.

  Bolañitos Provides Strong Results: With throughput remaining steady, silver equivalent oz produced were in line with plan. Gold production remained above plan, driven by higher gold grades. Conversely, silver production remained below plan due to lower silver grades.

  Metal Sales and Inventories: Sold 654,519 silver oz and 8,343 gold oz during the fourth quarter. A total of 276,477 silver oz and 1,220 gold oz of bullion inventory and 4,216 silver ounces and 296 gold oz in concentrate inventory were held at year end.

  Bought Deal Financing of US$73 Million: Proceeds to be used for general working capital and the advancement of the Pitarrilla Project (see news release from November 27, 2024).

Q4 2024 Mine Operations

In December, Guanaceví processing resumed to full capacity after the trunnion failure in August. After a 15 week period of operating at a reduced capacity averaging 620 tonnes per day (“tpd”), the newly fabricated trunnion was installed on schedule on November 30, with alignment testing occurring over the ensuing two weeks, restoring the plant to its designed capacity of 1,200 tpd. The total cost of fabrication and installation was US$400,000.

Consolidated silver production decreased 41% to 824,529 ounces in Q4 2024 compared to Q4 2023, primarily driven by 25% lower throughput caused by reduced operating capacity at Guanaceví after the trunnion failure in August. Gold production decreased by 6% to 9,075 ounces in Q4 2024 compared to Q4 2023, primarily due to the decrease in throughput, partially offset by higher gold grades mined at both Guanaceví and Bolañitos as well as higher gold recoveries.

1 Silver equivalent (AgEq): AgEq is calculated using an 80:1 silver:gold ratio. Ounces are troy ounces.

Production Highlights for the Three and Twelve Months Ended December 31, 2024

Three Months Ended December 31,				Twelve Months Ended December 31,
2024	2023	% Change		2024	2023	% Change
165,591	220,464	(25%)	Throughput (tonnes)	781,439	874,382	(11%)
824,529	1,406,423	(41%)	Silver ounces produced	4,471,824	5,672,703	(21%)
9,075	9,608	(6%)	Gold ounces produced	39,047	37,858	3%
817,292	1,396,315	(41%)	Payable silver ounces produced	4,438,354	5,627,379	(21%)
8,898	9,440	(6%)	Payable gold ounces produced	38,327	37,189	3%
1,550,529	2,175,063	(29%)	Silver equivalent ounces produced[1]	7,595,584	8,701,343	(13%)
654,519	1,332,648	(51%)	Silver ounces sold	4,645,574	5,669,760	(18%)
8,343	9,417	(11%)	Gold ounces sold	38,522	37,186	4%

Production Tables for the Three Months Ended December 31, 2024 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt	Au gpt	Ag %	Au %	Ounces	Ounces
Guanaceví	58,798	639	440	1.53	86.4%	90.7%	718,797	2,622
Bolañitos	106,793	1,161	36	1.95	85.5%	96.4%	105,732	6,453
Consolidated	165,591	1,800	179	1.80	86.3%	94.7%	824,529	9,075

Production Tables for the Twelve Months Ended December 31, 2024 by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt	Au gpt	Ag %	Au %	Ounces	Ounces
Guanaceví	353,793	967	397	1.35	89.0%	90.0%	4,019,197	13,817
Bolañitos	427,646	1,168	39	1.98	84.4%	92.7%	452,627	25,230
Consolidated	781,439	2,135	201	1.69	88.5%	91.7%	4,471,824	39,047

gpt = grams per tonne
Totals may not add up due to rounding

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

2024 Financial Results and Conference Call

The Company’s annual 2024 financial results will be released before market open on Tuesday March 11, 2025, and management will host a conference call the same day at 10:00 a.m. PT / 1:00 p.m. ET to discuss the results.

Date: Time: Telephone: Replay:	Tuesday March 11, 2025

10:00am PT / 1:00pm ET

Canada & US +1-844-763-8274
International +1-647-484-8814

Canada & US +1- 855-669-9658
International +1-412-317-0088
Access code is 9624341; audio replay will be available on Company’s website

Contact Information
Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance, the use of proceeds from Endeavour’s financings, the release of Endeavour’s financial results and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecast mine economics, mining operations will function and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.